UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The PDC Energy, Inc. 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PDC Energy, Inc.

1775 Sherman Street, Suite 3000, Denver, Colorado 80203
REQUIRED INFORMATION

1.	In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2016 and 2015.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The PDC Energy, Inc. 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

We have audited the accompanying statements of net assets available for benefits of The PDC Energy, Inc. 401(k) & Profit Sharing Plan (Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the named fiduciary, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedules of delinquent participant contributions for the the year ended December 31, 2016 and of assets (held at year end) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 5, 2017

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2016	2015

Assets
Investments, at fair value	$58,784	$49,165
Total Investments	58,784	49,165

Receivables:
Employer contributions	1,894	1,699
Notes receivable from participants	728	638
Total Receivables	2,622	2,337
Total Assets	61,406	51,502

Liabilities
Other	3	—
Total Liabilities	3	—

Net Assets Available for Benefits	$61,403	$51,502

See notes to financial statements.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016
(in thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,558
Net appreciation in fair value of investments	3,966
Total investment income	5,524

Interest income on notes receivable from participants	27

Contributions:
Participant contributions	3,723
Employer contributions	3,443
Employer contributions-profit sharing	1,755
Participant rollovers	219
Total contributions	9,140

Total additions	14,691

Deductions from net assets attributed to:
Benefits paid to participants	4,765
Administrative expenses	25
Total deductions	4,790

Net increase	9,901

Net assets available for benefits:
Beginning of year	51,502

End of year	$61,403

See notes to financial statements.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1.    DESCRIPTION OF THE PLAN

The following description of The PDC Energy, Inc. (the “Company”) 401(k) & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the official Plan documents for a more complete description of the Plan's provisions. The plan was most recently amended as of January 4, 2016.

General
The Plan is a defined contribution plan covering all Company employees who meet the eligibility requirements of the Plan. The plan also covers employees of the Company's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended.

Trustee and Recordkeeper
All of the Plan's assets are held by Fidelity Management Trust Company (FMTC) as trustee. FMTC also has participant account record keeping responsibilities.

Contributions
Each year, participants may make salary deferral contributions of up to 60% of their pretax annual compensation, as defined in the Plan, subject to statutory limitations. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts, and make both regular and Roth rollover contributions to the Plan. The Plan also allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations.

The Company may make discretionary matching contributions in such amounts as may be determined by the Company's Board of Directors each plan year. In 2016, the Company matched 100% of each participant's contributions up to 10% of each participant's compensation and an additional 20% of each participant's contributions greater than 10% of each participant's compensation.

In addition, the Company may make discretionary profit sharing contributions on the participant's behalf in an amount to be determined by the Board of Directors at the end of the plan year. The Company elected to make a 2016 discretionary profit sharing contribution of $1,755,000, which is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.

Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers 24 mutual funds, including age appropriate managed funds, a managed income fund, a money market fund, and the Company's common stock as investment options for participants. Contributions to the Company's common stock investment option are limited to 20% of the total salary deferral contributions. Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options, on any business day.

Participant Accounts
Each participant's account is funded with the participant's salary deferral contributions, the participant's rollover contributions, the Company's discretionary matching contribution, allocations of the Company's discretionary profit sharing contribution, and Plan earnings. Allocations of earnings are based on participant earnings from investments. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

Vesting
Participant contributions, plus actual earnings thereon, vest immediately. Company contributions and related earnings vest based on years of service. Participants vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after three years of service.

Notes Receivable from Participants
Participants generally may borrow from their accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Principal and interest are paid ratably through payroll deductions. The repayment period shall be no more than five years unless such note is for the purchase of a participant's primary residence, in which case the repayment period may not extend beyond ten years from the date of the note. The notes are secured by the balance in the participant's account and interest is set at the discretion of the Plan Administrator. Notes interest is set at the prime lending rate in effect at the loan origination date plus one percent. Interest during 2016 accrued at rates ranging from 4.25% to 6%.

Payment of Benefits
On termination of service for any reason, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, age 59 1/2 withdrawals from all accounts, and in-service hardship withdrawals from a participant's deferral contributions account and match account, are also allowed. Rollover contributions may be withdrawn at any time.

Forfeitures
The Company's discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2016 and 2015, the forfeited nonvested accounts totaled $28,500 and $3,800, respectively. For the year ended December 31, 2016, $48,300 of forfeitures was used to offset current year employer contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The retirement committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. The market value of the Company's common stock was based on the publicly traded price as of the last trade date of the year, December 31, 2016.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant notes may be reclassified as distributions based upon the terms of the plan document.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan. The amount reported as administrative expenses of the Plan are transactional fees charged to the participant's account, such as loan processing, expedited shipping fees, etc. Investment related expenses are included in net realized and unrealized change in fair value of investments.

Payment of Benefits
Benefits are recorded when paid.

Fair Value Measurements
The Plan's assets are measured at fair value pursuant to a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 financial instruments) and the lowest priority to unobservable inputs (Level 3 financial instruments). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to accept.

•
Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment spreads, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Company common stock: Valued at the closing price reported on the active market on which the Company's common stock is traded.

Money market funds: Valued at the NAV of the shares held by the Plan at year-end.

The table below sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016 and 2015: (in thousands)

	Investments at Fair Value as of December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total

Company common stock	$5,612	$—	$—	$5,612
Money market	2,156	—	—	2,156
Mutual funds	50,564	—	—	50,564
Total assets in the fair value hierarchy	58,332	—	—	58,332

Investments measured at net asset value (a)	—	—	—	452

Total investments at fair values	$58,332	$—	$—	$58,784

	Investments at Fair Value as of December 31, 2015
	(Level 1)	(Level 2)	(Level 3)	Total

Company common stock	$4,904	$—	$—	$4,904
Money market	1,423	—	—	1,423

Mutual funds	42,548	—	—	42,548
Total assets in the fair value hierarchy	$48,875	$—	$—	$48,875

Investments measured at net asset value (a)				$290

Total investments at fair values	$48,875	$—	$—	$49,165

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

Subsequent Events
The Plan administrator has evaluated subsequent events through the date of this report to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2016. As of the date of this report, there are no subsequent events that are reportable.

3.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, Plan participants will become 100% vested in their accounts.

4.    TAX STATUS

The Plan is documented on a volume submitter profit sharing plan with 401(k) features prepared by Fidelity Management and Research Company.  The Plan has received an opinion letter from the Internal Revenue Service dated March 31, 2014, that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code.  The Company has not sought an individual determination letter for the Plan and is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16.  The Plan Administrator believes the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code and has no income subject to unrelated business income tax. Therefore, no provision for income taxes has been included in the Plan's financial statement.

5.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.    RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company's common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. At December 31, 2016 and 2015, the Plan held an investment of 77,317 and 91,859 shares of the common stock of the Company, respectively. The fair value of the Company common stock held by the fund at December 31, 2016 and 2015 was $5,612,000 and $4,904,000, respectively.

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the assets available for benefits as included in the financial statements to Form 5500 as of December 31, 2016: (in thousands)

2016
Net assets available for benefits - financial statements	$61,403
Less: deemed distribution of participant loans	(1)
Net assets available for benefits - Form 5500	$61,402

The following is a reconciliation of the notes receivable from participants as included in the financial statements to Form 5500 as of December 31, 2016: (in thousands)

	2016	2015
Notes receivable from participants - financial statements	$728	$638
Less: deemed distribution of participant loans	(1)	(3)
Notes receivable from participants - Form 5500	$727	$635

The following is a reconciliation of the Plan's benefits paid to participants as included in the financial statements to benefits paid to participants per Form 5500 as of December 31, 2016: (in thousands)

2016
Benefits paid to participants - financial statements	$4,765
Plus: deemed distribution of participant loans	1
Benefits and deemed distribution paid to participants - Form 5500	$4,766

INDEX of Supplemental Schedules

•	Form 5500, Schedule H, Part IV, Line 4a - Delinquent Participant Contributions

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE IV, QUESTION 4a - DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2016
EIN 95-2636730, PLAN 001
DECEMBER 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

$1,432	—	—	—	$1,432

All employee payments which were remitted late to the Plan have been remitted to the Plan along with adjustments for the delay in transmittal.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 95-2636730, PLAN 001
DECEMBER 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
*	Fidelity Contrafund	Fidelity Contrafund Mutual Fund		$5,639
*	PDC Energy, Inc.	Company Common Stock		5,612
*	Fidelity Freedom 2030	Fidelity Freedom 2030 Mutual Fund		4,690
*	Fidelity Freedom 2025	Fidelity Freedom 2025 Mutual Fund		4,463
*	Fidelity Freedom 2020	Fidelity Freedom 2020 Mutual Fund		3,773
	Janus Enterprise	Janus Enterprise Mutual Fund		3,509
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		3,216
*	Fidelity Total Market Index	Fidelity Total Market Index Mutual Fund - Investor Class		2,356
*	Fidelity Freedom 2045	Fidelity Freedom 2045 Mutual Fund		2,332
	ABF Large Cap Val INS	American Beacon Large Cap Value Mutual Fund		2,217
*	Fidelity Freedom 2050	Fidelity Freedom 2050 Mutual Fund		2,214
*	Fidelity Retirement Money Market	Fidelity Retirement Money Market		2,155
*	Fidelity Value	Fidelity Value Mutual Fund		2,040
	JPM US Small CO	JPMorgan U.S. Small Company Mutual Fund		2,025
*	Fidelity Freedom 2040	Fidelity Freedom 2040 Mutual Fund		1,949
*	Fidelity Balanced	Fidelity Balanced Mutual Fund		1,894
*	Fidelity Freedom 2035	Fidelity Freedom 2035 Mutual Fund		1,809
*	Fidelity International Discovery	Fidelity International Discovery Mutual Fund		1,657
*	Fidelity International Index	Fidelity International Index Mutual Fund - Investor Class		1,401
*	Fidelity Freedom 2015	Fidelity Freedom 2015 Mutual Fund		1,099
*	Fidelity Freedom 2055	Fidelity Freedom 2055 Mutual Fund		1,022
*	Fidelity Freedom 2010	Fidelity Freedom 2010 Mutual Fund		604
	Managed Income Portfolio	Managed Income Portfolio		452
*	Fidelity Freedom Income	Fidelity Freedom Income Mutual Fund		293
*	Fidelity Emerging Markets Index	Fidelity Emerging Markets Index Mutual Fund - Investor Class		255
*	Fidelity Freedom 2060	Fidelity Freedom 2060 Mutual Fund		106
*	Fidelity Freedom 2005	Fidelity Freedom 2005 Mutual Fund		1
*	PDC Energy, Inc. Stock Purchase Account	Money Market		1
				58,784
*	Notes Receivable from participants	Loans with maturities ranging from 1 month to 60 months and interest rates that range from 4.25% to 6%.		728
				$59,512
*     Denotes party-in-interest to the Plan
**    Historical cost is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned authorized individual.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN By: PDC Energy, Inc. Plan Administrator
June 5, 2017	By: /s/ R. Scott Meyers
R. Scott Meyers
Chief Accounting Officer